Filed pursuant to Rule 433
Registration Nos. 333-180410 and 333-180410-06
Free Writing Prospectus Dated March 12, 2013

Final Term Sheet

PPL CAPITAL FUNDING, INC.

$400,000,000

5.90% 2013 SERIES B JUNIOR SUBORDINATED NOTES DUE 2073 (“Notes”)

Issuer:	PPL Capital Funding, Inc.

Guarantor:	PPL Corporation

Expected Ratings (Moody’s/ S&P /Fitch):*	Ba1 (Stable) / BB+ (Stable) / BB+ (Stable)

Size:	$400,000,000

Trade Date:	March 12, 2013

Over-Allotment Option:	$50,000,000

Settlement Date:	March 15, 2013 (T+3)

Maturity Date:	April 30, 2073

Interest Payment Dates:	January 30, April 30, July 30 and October 30 of each year, beginning July 30, 2013

Coupon:	5.90%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	$25.00 per Note

Purchase Price:	$24.2125 per Note

Listing:	Intend to file an application to list the Notes on the NYSE. If the application is approved, trading expected to begin within 30 days of issuance.

Optional Redemption:	In whole at any time or in part from time to time before April 30, 2018, at a redemption price equal to the Make-Whole Amount, plus any accrued and unpaid interest thereon to, but not including, the redemption date; and in whole at any time or in part from time to time, on or after April 30, 2018, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Discount Rate for Purpose of Determining the Make-Whole Amount:	Treasury Rate plus 40 basis points.

Tax Event Redemption:	In whole, but not in part, before April 30, 2018 at any time within 90 days following the occurrence and continuance of a Tax Event, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Rating Agency Redemption:	In whole, but not in part, before April 30, 2018 at any time within 90 days after the conclusion of any review or appeal process instituted by PPL Capital Funding, Inc. or PPL Corporation following the occurrence and continuance of a Rating Agency Event, at a redemption price equal to 102% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	69352P 202/US69352P2020

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Make-Whole Amount,” “Tax Event,” “Treasury Rate” and “Rating Agency Event” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated March 12, 2013.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Citigroup Global Markets Inc. by calling at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling at 1-800-294-1322, Morgan Stanley & Co. LLC by calling at 1-800-584-6837, UBS Securities LLC by calling at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC by calling at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.